

July 28, 2020

Judd Hartman
Executive Vice President
PPD, Inc.
929 North Front Street
Wilmington, NC 28401

      Re: PPD, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 20, 2020
           CIK No. 0001793294

Dear Mr. Hartman:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: William Brentani